Exhibit 99.1

ASM INTERNATIONAL N.V. REPORT

SECOND QUARTER 2011 OPERATING RESULTS

ALMERE, The Netherlands – July 27, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2011 operating results in accordance with US GAAP.

Highlights:

•

Net sales for the second quarter 2011 were EUR 474 million, up 10% quarter-to-quarter and up 57% year on year. Excluding the acquired SEAS business, net sales increased by 9% quarter-to -quarter. Net sales of our Front-end segment were up 5% quarter-to-quarter while comparable Back-end sales increased by 11%.

•	Result from operations increased from EUR 94 million in Q1 2011 to EUR 104 million in Q2 2011. The second quarter of 2010 showed a profit of EUR 80 million;
•

The Front-end segment increased its operating profit from EUR 18.7 million to EUR 20.8 million quarter-to-quarter. Q2 2010 showed an operating profit of EUR 3.6 million (including EUR 3.3 million restructuring charges);

•	The Back-end segment operating profit increased from EUR 75.0 million to EUR 83.2 million quarter-to-quarter. The second quarter of 2010 showed an operating profit of EUR 76.6 million.

•

Second quarter 2011 net earnings were EUR 50 million compared to net earnings of EUR 40 million for the first quarter of 2011 and EUR 48 million for the second quarter of 2010. Net earnings of both previous quarter and the second quarter last year included effects of the revaluation of the conversion option. Excluding this revaluation net earnings were EUR 45 million for the previous quarter and EUR 34 million for the second quarter of 2010.

•

Book to bill in the second quarter was 0.7, both in the Front-end and the Back-end segment. The Backlog decreased from Euro 579 million at the end of the first quarter to EUR 436 million at the end of the second quarter.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “The second quarter sales came in at a record level. As well in the Front-end as in the Back-end we recorded an all-time high sales level, leading to an EPS of EUR 0.84. The quarter showed again a strong performance of the newly acquired AS business”.

Outlook

The current market uncertainty leads to a situation whereby our customers are taking more time to assess their overall capacity plans. This has led in Q2 as compared to Q1 to a lower order intake for our Back-end and Front-end operations. We do not expect that this situation will improve in the 3rd quarter. Taking our current backlog into account, we expect that this will lead to a sales decrease in Q3, both for our Back-end and Front-end operations.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, July 28, 2011 at 15:00 Continental European Time (9:00 a.m. – US Eastern Time, 9:00 p.m. Hong Kong Time). The teleconference dial-in numbers are as follows:

•	United States: +1 718 223 2330

•	International: + 44 (0)20 7138 0813

•	Access code: 8345171

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 27, 2011.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 8345171#

Investor Relations: Erik Kamerbeek +31 88 100 8500 Erik.Kamerbeek@asm.com Mary Jo Dieckhaus +1 212 986 2900 MaryJo.Dieckhaus@asm.com	Media Contacts: Ian Bickerton +31 20 6855 955 +31 62501 8512

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions, except earnings per share)
	Q2 2010	Q1 2011	Q2 2011	% Change Q1 2011 to Q2 2011	% Change Q2 2010 to Q2 2011
Net sales	302.4	432.2	474.1	10%	57%
Gross profit	133.4	165.5	179.8	9%	35%
Gross profit margin %	44.1%	38.3%	37.9%

Selling, general and administrative expenses	(31.7)	(42.3)	(45.7)	8%	44%
Research and development expenses	(18.2)	(29.5)	(30.0)	2%	65%
Restructuring expenses	(3.3)	—	—	n/a	n/a
Result from operations	80.2	93.7	104.1	11%	30%

Net earnings1)	47.5	40.1	50.3	25%	6%
Net earnings per share, diluted in euro1)	0.61	0.69	0.84	22%	38%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions)	Q2 2010	Q1 2011	Q2 2011	% Change Q1 2011 to Q2 2011	% Change Q2 2010 to Q2 2011
Front-end	66.1	116.1	121.7	5%	84%

Back-end:
-Excluding ASM AS (comparable)	236.4	213.7	236.6	11%	0%
-ASM AS	—	102.4	115.7	13%	n/a
-Back-end total	236.4	316.1	352.4	11%	49%
ASMI consolidated	302.4	432.2	474.1	10%	57%

The second quarter 2011 sales increase in our Front-end segment, compared to the previous quarter, was driven by increased equipment sales in particular for our ALD technologies. The newly acquired ASM AS business , the former Siemens business, had again a strong positive effect on the net sales of our Back-end segment.

The impact of currency changes quarter to quarter was a decrease of 5%, and year-over-year, a decrease of 9%.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions)	Gross profit Q2 2010 Q2 2009	Gross profit Q1 2011	Gross profit Q2 2011	Gross profit margin Q2 2010	Gross profit margin Q1 2011	Gross profit margin Q2 2011	Increase or (decrease) percentage points Q1 2011 to Q2 2011	Increase or (decrease) percentage points Q2 2010 to Q2 2011
Front-end	26.0	45.6	47.4	39.4%	39.2%	39.0%	(0.2)	(0.4)

Back-end:
-Comparable	107.3	91.5	101.6	45.4%	42.8%	42.9%	0.1	(2.5)
-ASM AS	—	28.5	30.8	—	27.8%	26.6%	(1.2)	n/a
-Back-end total	107.3	120.0	132.4	45.4%	38.0%	37.6%	(0.4)	(7.8)
ASMI consolidated	133.4	165.5	179.8	44.1%	38.3%	37.9%	(0.4)	(6.2)

The gross profit margin of our Front-end segment showed a decrease of 0.2% point in the second quarter, compared to the first quarter of 2011, mainly due to an inventory correction with a margin impact of 1.1%. The comparable Back-end gross profit margin remained impacted by the increase in raw material prices for its lead frame business.

The impact of currency changes quarter to quarter was a decrease of 5%, and year to year a decrease of 9%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions)	Q2 2010	Q1 2011	Q2 2011	% Change Q1 2011 to Q2 2011	% Change Q2 2010 to Q2 2011
Front-end	11.3	15.5	16.1	4%	42%

Back-end:
-Comparable	20.4	15.8	20.7	31%	1%
-ASM AS	—	8.6	8.9	4%	n/a
-Acquisition related transaction costs	—	2.4	—	n/a	n/a
-Back-end total	20.4	26.8	29.6	10%	45%
ASMI consolidated	31.7	42.3	45.7	8%	44%

Total selling, general and administrative expenses as a percentage of net sales	11%	10%	10%

In the Front-end segment SG&A as a percentage of sales for the second quarter of 2011 was 13%, the same level as the previous quarter. SG&A was 17% of net sales for the second quarter of 2010. In the Back-end segment, on a comparable base, SG&A as a percentage of sales increased from 7%, in the first quarter of 2011, to 9% in the second quarter of 2011.

The impact of currency changes quarter-to-quarter was a decrease of 5%, and year-to-year a decrease of 7%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions)	Q2 2010	Q1 2011	Q2 2011	% Change Q1 2011 to Q2 2011	% Change Q2 2010 to Q2 2011
Front-end	7.8	11.3	10.5	(7)%	34%

Back-end:
-Comparable	10.3	9.8	11.8	20%	14%
-ASM AS	—	8.3	7.7	(8)%	n/a
Back-end	10.3	18.2	19.5	7%	89%
ASMI consolidated	18.2	29.5	30.0	2%	65%

Total research and development expenses as a percentage of net sales	6%	7%	6%

R&D on a comparable base, as a % of sales, was on the same level as previous quarter and last year.

The impact of currency changes quarter-to-quarter was a decrease of 5%, and year-to-year a decrease of 8%.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions)	Q2 2010	Q1 2011	Q2 2011	Change Q1 2011 to Q2 2011	Change Q2 2010 to Q2 2011
Front-end:
-Excluding impairments and restructuring	6.9	18.7	20.8	2.1	13.9
-Impairments and restructuring	(3.3)	—	—	—	3.3
-Including impairments and restructuring	3.6	18.7	20.8	2.1	17.2
Back-end:
-Comparable	76.6	65.9	69.0	3.1	(7.6)
-ASM AS	—	11.5	14.2	2.7	14.2
-Acquisition related transaction costs	—	(2.4)	—	2.4	—
-Including ASM AS	76.6	75.0	83.2	8.3	6.7
ASMI consolidated	80.2	93.7	104.1	10.4	23.9

Total result from operations excluding impairments and restructuring as a percentage of net sales	28%	22%	22%

The impact of currency changes quarter to quarter was a decrease of 6%, and year-to-year a decrease of 10%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions)	Q2 2010	Q1 2011	Q2 2011	Change Q1 2011 to Q2 2011	Change Q2 2010 to Q2 2011
Front-end:

-Excluding impairments, restructuring expenses, and fair value changes conversion option	1.4	11.3	16.4	5.0	14.9

-Impairments and restructuring	(3.3)	—	—	—	3.3
-Fair value changes conversion options	14.0	(4.4)	—	4.4	(14.0)
Special items	10.7	(4.4)	—	4.4	(10.7)

-Including impairments, restructuring expenses and fair value changes conversion option	12.1	7.0	16.4	9.4	4.2

Back-end:	35.4	33.1	33.9	0.8	(1.5)

Total net earnings allocated to the shareholders of the parent	47.5	40.1	50.3	10.2	2.8

On December 31, 2010 we initiated a full redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated notes due 2011, as per February 15, 2011. This proposal for redemption resulted in an almost full conversion of convertible notes into common shares. Until conversion, the conversion option had to be valued at fair value resulting in a non-cash loss of EUR 4.4 million for Q1, due to the increase of our share price. After this redemption and conversion, there are no longer any convertible bonds outstanding that are subjected to fair value valuation recognized through the income statement.

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Six months ended June 30, 2011

The following table shows the operating performance and the percentage change for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions, except earnings per share)	Six months ended June 30,
	2010	2011	% Change
Net sales	521.5	906.2	74%
Gross profit	225.9	345.3	52%
Gross profit margin %	43.3%	38.1%

Selling, general and administrative expenses	(58.4)	(88.1)	49%
Research and development expenses	(35.7)	(59.5)	67%
Restructuring expenses	(7.0)	—	n/a
Earnings from operations	124.9	197.8	58%

Net earnings1)	51.7	90.4	75%

Net earnings per share, diluted1)	0.77	1.53	99%

New orders	827.4	783.6	(5)%
Backlog at end of period	556.6	436.3	(22)%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions)	Six months ended June 30,
	2010	2011	% Change
Front-end	120.0	237.8	98%

Back-end:
-Excluding ASM AS (comparable)	401.5	450.3	12%
-ASM AS	—	218.1	n/a
-Back-end total	401.5	668.4	66%
ASMI consolidated	521.5	906.2	74%

The increase of net sales in the first six months of 2011 in our Front-end segment compared to the same period last year was driven by increased equipment and higher spares and service sales as a result of increased activity at our customers. In our Back-end segment record quarterly sales was realized both in the first quarter and in the second quarter of 2011 especially due to the acquisition of SEAS.

The impact of currency changes year-over-year was a decrease of 4%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions)	Six months ended June 30,
	Gross profit		Gross profit margin
	2010	2011	2010	2011	Increase or (decrease) percentage points
Front-end	44.0	93.0	36.7%	39.1%	2.4

Back-end:
-Excluding ASM AS (comparable)	181.8	193.0	45.3%	42.9%	(2.4)

-ASM AS	—	59.3	—	27.2%	n/a

Back-end	181.8	252.3	45.3%	37.7%	(7.6)
Total gross profit	225.9	345.3	43.3%	38.1%	(5.2)

The increase of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to the lower manufacturing overhead as a result of the transfer of our manufacturing activities to Singapore. The gross profit margin in the Back-end segment decreased mainly due to the increase in raw material prices for its leadframe business and the acquisition of the AS business with its lower gross margin.

The impact of currency changes year to year was a decrease of 4%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions)	Six months ended June 30,
	2010	2011	% Change
Front-end	22.4	31.6	41%

Back-end:
-Excluding ASM AS (comparable)	36.0	36.5	1%
-ASM AS	—	17.6	n/a
-Acquisition related transaction costs	—	2.4	n/a
Back-end	36.0	56.5	57%
Total selling, general and administrative expenses	58.4	88.1	51%

As a percentage of net sales, selling, general and administrative expenses were 10% in the first half year of 2011 and 11% in the same period of 2010.

For the first six months of 2011 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 13% compared with 19% for the first 6 months of 2010. On a comparable base- excluding the AS business- for the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales from 9% in 2010 to 8% in 2011.

The impact of currency changes year to year was a decrease of 3%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions)	Six months ended June 30,
	2010	2011	% Change
Front-end	16.1	21.8	35%

Back-end:
-Excluding ASM AS (comparable)	19.5	21.7	11%
-ASM AS	—	16.0	n/a
Back-end	19.5	37.6	93%
Total research and development expenses	35.7	59.5	67%

As a percentage of net sales, research and development expenses were 7% in the first six months of 2011 the same as in the first six months of 2010.

The impact of currency changes year to year was a decrease of 3%.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions)	Six months ended June 30,
	2010	2011	Change
Front-end:
Excluding impairments and restructuring	5.6	39.6	34.0
Impairments and restructuring	(7.0)	—	7.0
Including impairments and restructuring	(1.4)	39.6	41.0
Back-end
-Comparable	126.3	134.8	8.5
-ASM AS	—	25.8	25.8
-Acquisition related transaction costs	—	(2.4)	(2.4)
-Including ASM AS	126.3	158.2	31.9
ASMI consolidated	124.9	197.8	72.9

The impact of currency changes year to year was a decrease of 4%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the six months ended June 30, 2011 compared to the same period in 2010:

(EUR millions)	Six months ended June 30,
	2010	2011	Change
Front-end:
Excluding impairments, restructuring charges, result on early extinguishment of debt and fair value change conversion option	(8.6)	27.7	36.3

-Loss from early extinguishment of debt	(2.3)	—	2.3
-Impairments and restructuring charges	(7.0)	—	7.0
-Fair value change conversion options	11.4	(4.4)	(15.8)
Special items	2.1	(4.4)	(6.5)
Including impairments, restructuring charges result on early extinguishment of debt and fair value change conversion options	(6.4)	23.3	29.7

Back-end	58.1	67.0	8.9
Total earnings1)	51.7	90.4	38.7
1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the second quarter of 2011 and the backlog at the end of the second quarter of 2011 as compared to the first quarter of 2011 and the second quarter of 2010:

(EUR millions, except book-to-bill ratio)
	Q2 2010	Q1 2011	Q2 2011	% Change Q1 2011 to Q2 2011	% Change Q2 2010 to Q2 2011
Front-end:
Backlog at the beginning of the quarter	61.7	162.9	160.6	(1)%	160%
-New orders for the quarter	82.3	120.8	84.1	(30)%	2%
-Net sales for the quarter	(66.1)	(116.1)	(121.7)	5%	84%
-FX-effect for the quarter	4.2	(7.0)	(1.3)
Backlog at the end of the quarter	82.1	160.6	121.7	(24)%	48%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.0	0.7

Back-end:
Backlog at the beginning of the quarter	271.3	336.9	418.0	24%	54%
-Acquisition ASM AS business	—	101.0	—
-New orders for the quarter	406.4	322.7	256.1	(21)%	(37)%
-Net sales for the quarter	(236.4)	(316.1)	(352.4)	11%	49%
-FX-effect for the quarter	33.2	(26.5)	(7.1)
Backlog at the end of the quarter	474.5	418.0	314.6	(25)%	(34)%
Book-to-bill ratio (new orders divided by net sales)	1.7	1.0	0.7

ASMI consolidated:
Backlog at the beginning of the quarter	333.0	499.8	578.6	16%	74%
-Acquisition ASM AS business	—	101.0	—
-New orders for the quarter	488.8	443.5	340.2	(23)%	(30)%
-Net sales for the quarter	(302.5)	(432.2)	(474.1)	10%	57%
-FX-effect for the quarter	37.3	(33.5)	(8.4)
Backlog at the end of the quarter	556.6	578.6	436.3	(25)%	(22)%
Book-to-bill ratio (new orders divided by net sales)	1.6	1.0	0.7

Liquidity and capital resources

Net cash provided by operations was EUR 29 million for the second quarter of 2011, as compared to EUR 84 million for the first quarter of 2011. This decrease was mainly the result of higher working capital requirements. For the second quarter of 2010 net cash provided by operations was EUR 61 million. For the six months ended June 30, 2011, EUR 113 million net cash was provided from operations compared to EUR 87 million for the same period previous year.

Net cash used in investing activities was EUR 26 million for the second quarter of 2011, as compared to EUR 22 million for the first quarter of 2011 and 19 million for the second quarter of 2010. For the six months ended June 30, 2011, EUR 48 million cash was used for investing activities compared to EUR 30 million for the same period previous year.

Net cash used in financing activities was EUR 91 million for the second quarter of 2011, as compared to net cash proceeds from financing activities of EUR 77 million for the first quarter of 2011. In the second quarter of 2011 dividends were paid both from ASMI (EUR 22 million and from ASMPT to minority shareholders (EUR 52 million). In the second quarter a cash settlement of EUR 27 million- resulting from the acquisition of SEAS- took place. For the second quarter of 2010 net cash used in financing activities of EUR 31 million were reported. For the six months ended June 30, 2011, EUR 15 million cash was used for financing activities compared to EUR 70 million for the same period previous year.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 334 million at March 31, 2011 to EUR 433 million at June 30, 2011.

The number of outstanding days of working capital, measured against quarterly sales, increased from 71 days at March 31, 2011 to 84 days at June 30, 2011. For the same period, our Front-end segment increased from 77 days to 87 days, mainly due to a decrease of the accounts payable position, while our Back-end segment increased from 69 days to 76 days mainly due to the decrease of the advanced payments from customers.

Note that the consequences of applying Purchase Price Allocation (PPA) have not been reflected in our income statement yet. As a result of this allocation, which will be finalized in the second half of 2011, a possible negative goodwill (approximately HKD 0.9 billion) will be recognized in the income statement. The preliminary amount of this expected negative goodwill has now been classed in liabilities.

Sources of liquidity. At June 30, 2011, the Company’s principal sources of liquidity consisted of EUR 378 million in cash and cash equivalents and EUR 137 million in undrawn bank lines. Approximately EUR 196 million of the cash and cash equivalents and EUR 39 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 18 million of the cash and cash equivalents and EUR 6 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

In July we finalized the increase and extension of ASMI’s existing standby revolving credit facility. The credit commitment was increased from EUR 90 million to EUR 150 million and the maturity date was extended from 1 November 2012 until July 31 2014. In the event all outstanding convertible bonds due 6 November 2014 are converted, repaid or replaced prior to 30 June 2014, the maturity date will be 31 July 2015.

Interim Financial Report

On August 5, 2011 ASM International will publish its Interim Financial report for the six months ended June 30, 2011. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2011 will be available online at www.asm.com as from August 5, 2010.

Historical development sales and net earnings in EUR millions

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	302,416	474,054	521,468	906,248
Cost of sales	(169,032)	(294,282)	(295,614)	(560,930)
Gross profit	133,384	179,772	225,854	345,318

Operating expenses:
Selling, general and administrative	(31,723)	(45,707)	(58,365)	(88,051)
Research and development	(18,160)	(29,992)	(35,671)	(59,476)
Restructuring expenses	(3,308)	0	(6,958)	0
Total operating expenses	(53,191)	(75,699)	(100,994)	(147,527)
Earnings from operations	80,193	104,074	124,860	197,791
Net interest expense	(3,248)	(2,686)	(7,798)	(5,577)
Loss from early extinguishment of debt	—	—	(2,281)	—
Accretion of interest convertible	(1,399)	(1,012)	(3,229)	(2,150)
Revaluation conversion option	13,960	—	11,383	(4,378)
Foreign currency exchange gains (losses)	963	(1,806)	(374)	(4,603)
Earnings before income taxes	90,469	98,570	122,561	181,083
Income tax expense	(11,033)	(17,427)	(18,470)	(29,743)
Net earnings	79,436	81,143	104,092	151,340

Allocation of net earnings
Shareholders of the parent	47,526	50,280	51,698	90,354
Minority interest	31,910	30,863	52,394	60,986

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.91	0.91	0.99	1.64
Diluted net earnings (1)	0.61	0.84	0.77	1.53

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,321	55,328	52,047	55,043
Diluted (1)	64,075	65,023	55,024	64,733

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. Both for the three months ended June 30, 2011 and for the six months ended June 30 2011, the effect of a potential conversion of convertible debt into 8,902,077 common shares was dilutive and adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended June 30, 2011 with 792,598 common shares and for the six month ended June 30, 2011 with 787,481 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31,	June 30,
Assets	2010	2011
		(unaudited)
Cash and cash equivalents	340,294	378,462
Accounts receivable, net	271,271	347,678
Inventories, net	254,557	405,322
Income taxes receivable	57	810
Deferred tax assets	8,567	8,073
Other current assets	51,184	73,748
Total current assets	925,928	1,214,092
Debt issuance costs	5,564	4,559
Deferred tax assets	5,807	10,319
Other intangible assets	6,804	7,037
Goodwill, net	50,815	47,550
Investments	50	1,044
Other non current assets	8,221	8,400
Assets held for sale	6,347	5,951
Evaluation tools at customers	6,644	7,016
Property, plant and equipment, net	197,937	224,116
Total Assets	1,214,117	1,530,085

Liabilities and Shareholders' Equity
Notes payable to banks	8,297	22,614
Accounts payable	170,553	199,131
Accrued expenses	93,035	295,419
Advance payments from customers	28,272	32,824
Deferred revenue	4,367	8,375
Income taxes payable	47,493	60,962
Current portion of long-term debt	72,264	14,158
Total current liabilities	424,282	633,483

Pension liabilities	7,167	9,624
Deferred tax liabilities	321	(40)
Long-term debt	4,316	1,861
Convertible subordinated debt	130,804	132,827
Conversion option	—	—
Total Liabilities	566,890	777,756

Shareholders' Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 55,210,491 and 55,367,320 shares	2,117	2,191
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	311,841	375,193
Retained earnings	131,741	199,978
Accumulated other comprehensive loss	(34,239)	(57,268)
Total Shareholders' Equity	411,460	520,094

Non-controlling interest	235,767	232,234
Total Equity	647,227	752,328
Total Liabilities and Equity	1,214,117	1,530,085

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	79,436	81,143	104,092	151,340
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	7,495	9,535	14,535	20,297
Depreciation evaluation tools	669	474	1,182	1,136
Amortization of other intangible assets	679	810	1,360	1,555
Addition provision restructuring expenses	1,102	992	1,991	(711)
Amortization of debt issuance costs	554	415	1,264	849
Loss resulting from early extinguishment of debt	—	—	2,281	—
Compensation expense employee stock option plan	686	418	1,339	990
Compensation expense employee share incentive scheme ASMPT	3,658	4,631	4,816	5,747
Revaluation conversion option	(13,960)	—	(11,383)	4,378
Additional non-cash interest convertible	1,399	1,012	3,229	2,150
Income taxes	8,549	2,826	11,622	5,146
Deferred income taxes	398	(4,213)	687	(4,624)
Changes in other assets and liabilities:
Accounts receivable	(44,782)	(29,860)	(54,069)	(13,703)
Inventories	(3,566)	(29,934)	(17,438)	(65,386)
Other current assets	(13,222)	(5,560)	(20,651)	(20,423)
Accounts payable and accrued expenses	27,810	12,097	32,507	27,673
Advance payments from customers	9,349	(16,492)	18,766	(7,050)
Deferred revenue	(378)	1,545	(2,153)	4,466
Pension liabilities	43	434	148	475
Payments out of restructuring provision	(4,690)	(1,757)	(7,116)	(1,757)
Net cash provided by operating activities	61,230	28,517	87,011	112,547
Cash flows from investing activities:
Capital expenditures	(19,175)	(26,163)	(30,349)	(47,701)
Purchase of intangible assets	(176)	(361)	(252)	(313)
Acquisition of business	—	—	—	(994)
Proceeds from sale of property, plant and equipment	15	541	530	575
Net cash used in investing activities	(19,336)	(25,984)	(30,071)	(48,433)
Cash flows from financing activities:
Notes payable to banks, net	(649)	9,311	(5,086)	8,304
Cash from business combination	—	(27,400)	—	50,730
Net proceeds from long-term debt and subordinated debt	(180)	—	(452)	—
Repayments of long-term debt and subordinated debt	(1,607)	(972)	(38,243)	(3,262)
Proceeds from issuance of common shares	584	2,070	1,730	3,955
Dividend to minority shareholders ASMPT	(28,598)	(52,308)	(28,598)	(52,308)
Dividend to shareholders ASMI	—	(22,114)	—	(22,114)
Net cash provided (used) in financing activities	(30,450)	(91,413)	(70,648)	(14,695)
Exchange rate effects	17,772	1,861	28,025	(11,249)
Net increase (decrease) in cash and cash equivalents	29,216	(87,019)	14,317	38,170
Cash and cash equivalents at beginning of period	279,003	465,482	293,902	340,294
Cash and cash equivalents at end of period	308,220	378,462	308,220	378,462
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	4,446	2,622	8,227	5,664
Income taxes, net	2,086	18,814	6,160	18,530
Non cash investing and financing activities:
Subordinated debt converted	13,468	—	13,468	32,202
Subordinated debt converted into number of common shares	878,202	—	878,202	2,151,021

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.36% at June 30, 2011, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended June 30, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	66,056	236,360	302,416
Gross profit	26,039	107,346	133,384
Earnings from operations	3,624	76,569	80,193
Net interest income (expense)	(3,357)	108	(3,248)
Accretion of interest convertible	(1,399)	—	(1,399)
Revaluation conversion option	13,960	—	13,960
Foreign currency exchange gains (losses)	(148)	1,111	963
Income tax expense	(558)	(10,475)	(11,033)
Net earnings	12,123	67,313	79,436

Net earnings allocated to:
Shareholders of the parent			47,526
Minority interest			31,910

Capital expenditures and purchase of intangible assets	2,512	16,839	19,351
Depreciation and amortization	3,413	5,430	8,843

Three months ended June 30, 2011	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	121,695	352,359	474,054
Gross profit	47,419	132,353	179,772
Earnings from operations	20,835	83,239	104,074
Net interest income (expense)	(3,255)	570	(2,686)
Accretion of interest convertible	(1,012)	—	(1,012)
Foreign currency exchange losses	(71)	(1,734)	(1,806)
Income tax expense	(142)	(17,285)	(17,427)
Net earnings	16,354	64,790	81,143

Net earnings allocated to:
Shareholders of the parent			50,280
Minority interest			30,863

Capital expenditures and purchase of intangible assets	4,738	21,787	26,525
Depreciation and amortization	3,314	7,506	10,820

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)			In Euro
	Front-end	Back-end	Total
Six months ended June 30, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	120,012	401,456	521,468
Gross profit	44,041	181,813	225,854
Earnings (loss) from operations	(1,394)	126,254	124,860
Net interest income (expense)	(8,009)	212	(7,798)
Loss resulting from early extinguishment of debt	(2,281)	—	(2,281)
Accretion of interest convertible	(3,229)	—	(3,229)
Revaluation conversion option	11,383	—	11,383
Foreign currency exchange gains (losses)	(1,861)	1,487	(374)
Income tax expense	(1,040)	(17,429)	(18,470)
Net earnings (loss)	(6,431)	110,523	104,092

Net earnings allocated to:
Shareholders of the parent			51,698
Minority interest			52,394

Capital expenditures and purchase of intangible assets	5,567	25,033	30,600
Depreciation and amortization	6,622	10,456	17,077

Cash and cash equivalents	159,509	148,711	308,220
Capitalized goodwill	11,193	43,066	54,259
Other intangible assets	7,222	637	7,859
Other identifiable assets	230,776	469,233	700,009
Total assets	408,700	661,646	1,070,347
Total debt	218,812	—	218,812
Headcount in full-time equivalents (1)	1,301	12,546	13,847

Six months ended June 30, 2011	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	237,830	668,418	906,248
Gross profit	92,991	252,327	345,318
Earnings from operations	39,570	158,221	197,791
Net interest income (expense)	(6,452)	875	(5,577)
Accretion of interest convertible	(2,150)	—	(2,150)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange losses	(3,226)	(1,377)	(4,603)
Income tax expense	(51)	(29,692)	(29,743)
Net earnings	23,313	128,027	151,340

Net earnings allocated to:
Shareholders of the parent			90,354
Minority interest			60,986

Capital expenditures and purchase of intangible assets	8,627	39,387	48,014
Depreciation and amortization	6,913	16,074	22,987

Cash and cash equivalents	181,939	196,524	378,462
Capitalized goodwill	10,965	36,585	47,550
Other intangible assets	5,001	2,036	7,037
Other identifiable assets	302,915	794,120	1,097,035
Total assets	500,820	1,029,265	1,530,085
Total debt	156,637	14,823	171,460
Headcount in full-time equivalents (1)	1,582	17,073	18,655

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the second quarter of 2011.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended June 30,		Six months ended June 30,
(EUR thousands, except per share data)	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

US GAAP	79,436	81,143	104,092	151,340
Adjustments for IFRS:
Reversal inventory write downs	2,706	(211)	2,706	(1,257)
Development expenses	1,884	2,850	1,222	5,346
Debt issuance fees	(300)	151	(300)	301
Total adjustments	4,290	2,790	3,628	4,390

IFRS	83,726	83,933	107,720	155,730

IFRS allocation of net earnings (loss):
Shareholders	51,816	53,070	55,326	94,744
Minority interest	31,910	30,863	52,394	60,986

Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	0.99	0.96	1.06	1.72
Diluted	0.66	0.88	0.83	1.60
			Total Equity	Total Equity
			June 30,	June 30,
(EUR thousands)			2010	2011
			(unaudited)	(unaudited)

US GAAP			561,598	752,328
Adjustments for IFRS:			—
Goodwill			(11,150)	(9,616)
Debt issuance fees			(1,583)	(825)
Reversal inventory write downs			2,728	1,918
Development expenses			30,979	37,240
Pension plans			391	565
Total adjustments			21,365	29,282

IFRS			582,963	781,610

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.